SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  Report on Form 6-K for the month of June 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   -----------
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                    ---     ---


Enclosures:

1. Stevo Julius Award for Education in Hypertension presented to two pioneers in hypertension research

2. Federal District Court Rules in Favor of Wesley Jessen, Grants Injunction in Patent Infringement Case Filed Against Bausch & Lomb

3. Lescol(R)shown to reduce risk of serious cardiac events following surgery to open constricted coronary arteries

4. Novartis Ophthalmics teams with Carter Center to fight painful, blinding diseases

5. Novartis secures first marketing approval for breakthrough asthma drug as Australia approves Xolair(R)

6. Starlix(R)(nateglinide) significantly improves glycaemic control in metformin patients with type 2 diabetes

                                                        Page 1 of 41 Total Pages

7. Data suggest that Prexige(TM)(lumiracoxib), a new COX-2 inhibitor, offers strong efficacy

8.   Novartis announces recipients of Diabetes Award

9. Estalis(R)HRT patch demonstrates positive effects on sexual functioning in postmenopausal women in comparison with pills

10. New data show Glivec(R)as first-line treatment for chronic myeloid leukemia maintains quality of life

11. FDA grants marketing clearance for Ritalin(R)LA, a once-daily formulation of Ritalin(R)for ADHD that lasts through the entire school day

12.  Novartis launches new educational ADHD web site

13. Novartis introduces S.T.A.R.T. (Straight Talk About Responsible Treatment) Now program to educate about appropriate use of ADHD medications

14. Novartis awarded 2002 international Galien Prize for innovative cancer therapy, Glivec(R)

                                                        Page 2 of 41 Total Pages

[NOVARTIS LOGO]                                       Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


Stevo Julius Award for Education in Hypertension presented to two pioneers in hypertension research

Prestigious Award presented by the International Society of Hypertension

Basel, 28 June 2002 - John Laragh, MD and Jeremiah Stamler, MD, both known worldwide for their significant contributions to the research and understanding of hypertension, and the leadership they have provided to many young scientists, have received the Stevo Julius Award for Education in Hypertension. Dr Laragh's role in understanding the renin-angiotensin-aldosterone system (RAAS) and its subsequent inhibition was a critical breakthrough and led to significant advances in the treatment of heart disease. Dr Stamler's landmark research into risk factors for coronary heart disease greatly influenced practice in terms of the prevention and control of cardiac disease. The award was supported by an educational grant from Novartis Pharma AG and presented by the International Society of Hypertension during the joint meeting of the International Society of Hypertension and the European Society of Hypertension.

"As a world leader in cardiovascular research and therapies, Novartis is honored to partner with the International Society of Hypertension in sponsoring the prestigious Stevo Julius Award for Education in Hypertension," said Joerg Reinhardt, Global Head of Development for Novartis Pharma AG. "We applaud Drs Laragh and Stamler for their outstanding achievements and discoveries in hypertension and other cardiovascular disease. Together, they have fundamentally changed our understanding of hypertension, which has led to improved survival and enhanced quality of life for millions who suffer from this disease."

The Stevo Julius Award for Education in Hypertension was established by the Executive Committee of the International Society of Hypertension to honor Dr Julius' critical contributions to hypertension education. The award is presented to individuals who demonstrate distinction in the education of scientists and specialists in hypertension or in hypertension education of the medical profession at large. Stevo Julius, MD, is Professor of Medicine and Physiology at the University of Michigan.
"I am delighted and honored by this year's choice of Drs. Stamler and Laragh as recipients of the Stevo Julius Award for Education in Hypertension," said Stevo Julius, MD. "Both Dr Stamler and Laragh are renowned figures in the field and have made early and seminal contributions to the understanding of hypertension. In addition, both have served as mentors to numerous scientists and remain deeply engaged in promoting public knowledge about hypertension."

                                                        Page 3 of 41 Total Pages

Dr Laragh discovered the renin-angiotensin-aldosterone endocrine control system and showed that it was a major factor in regulating normal blood pressure with body sodium and potassium content. He proved that excess plasma renin-angiotensin and aldosterone levels cause malignant hypertension and its fatal vascular damage to the eyes, brain, heart and kidneys. He then implicated milder excesses in plasma renin-angiotensin as the cause of most essential hypertension and also as the vascular-toxic agent causing heart attack, heart failure, or stroke in them. Dr Laragh established three ways to block plasma renin system activity at three different sites: beta blockers, saralasin (the first angiotensin receptor blocker, or ARB), and teprotide (the first angiotensin converting enzyme inhibitor, or ACE inhibitor). Dr Laragh's research thus provided new understanding of the relationship between the renin system, high blood pressure and cardiovascular disorders -- and thereby also revolutionized treatments of these disorders.

Throughout his career, Dr Stamler has led several landmark studies in the causation and prevention of major cardiovascular diseases, and their key risk factors, including high blood pressure. Some of these are the Michael Reese estrogen trial, the Chicago Coronary Prevention Evaluation Program, the National Diet-Heart Study, the Multiple Risk Factor Intervention Trial, the Hypertension Detection and Follow-Up Program trial, the Systolic Hypertension in the Elderly trial, the Primary Prevention of Hypertension trial, and the DASH trials on the effects of dietary patterns and of salt on blood pressure. Dr Stamler spearheaded pivotal Chicago population studies, which have followed 4500 adult men and women for over 25 years and led to critical new understanding about the relationships among lifestyles, risk factors, and mortality from heart disease and stroke. Dr Stamler also developed the Chicago Coronary Prevention Evaluation Program, the first multi-factor primary prevention trial of cardiovascular disease ever conducted, and the international cooperative INTERSALT and INTERMAP studies of 15 000 adults elucidating the influences of multiple dietary factors on blood pressure.

"On behalf of the International Society for Hypertension and Novartis, I consider it an honor that Dr Laragh and Dr Stamler have accepted this year's award. I cannot think of two more worthy individuals. Both Drs Laragh and Stamler have made discoveries which have paved the way to advancements in prevention and treatment, leading to improved longevity of human life. They uphold the values and leadership for which this award was originally established," said Professor A. Mimran, President of International Society of Hypertension.

Novartis, the maker of the antihypertensive Diovan(R) (valsartan), is committed to future developments in hypertension and cardiovascular conditions. To this end, Diovan is supported by the world's largest clinical trial programme for an ARB. The program includes the recently completed Val-HeFT trial (patients with heart failure) and three major ongoing multinational morbidity and mortality trials: VALUE (high risk hypertensive patients); VALIANT (post-myocardial infarction patients), and NAVIGATOR (patients with impaired glucose tolerance at high risk for cardiovascular events).

This release contains certain forward-looking statements relating to the business of Novartis, which can be identified by the use of forward-looking terminology such as "world leader in cardiovascular research and treatment" and "committed to future developments in hypertension and cardiovascular conditions", "world's largest clinical trial programme for an ARB" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees

                                                        Page 4 of 41 Total Pages
that the aforementioned data will result additional regulatory approvals for Diovan or in increased sales of Diovan. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #



Notes to Editors:


John Laragh, MD
John Laragh, MD, Professor of Medicine and Director of the Cardiovascular Center at the New York Presbyterian Hospital-Cornell Medical Center, founded the American Society of Hypertension in 1985. In founding the Society, he was joined by 16 other world famous clinicians and scientists in an effort to evaluate the vast accumulation of data on hypertension and to provide an independent forum for those involved in high blood pressure research.

Dr Laragh also founded the first Hypertension Center and served as Chief of Nephrology and Vice-Chairman of the Board of Trustees at Columbia-Presbyterian Medical Center before returning to New York Hospital-Cornell in 1975. From 1986-1988, Dr Laragh also served as the president of the International Society of Hypertension.

Dr Laragh has been the recipient of a number of prestigious awards, including the Stouffer Prize of the American Heart Association (1969), the JP Peters Award of the American Society of Nephrology (1990), the Robert Tigerstedt Award from the American Society of Hypertension (1990), and the Distinguished Achievement Award from the Council for High Blood Pressure Research of the American Heart Association. Throughout the past 40 years, Dr. Laragh is among the most frequently cited scientists in cardiovascular disease. He has also published over 900 papers, including the two volume reference text, Hypertension:
Pathophysiology, Diagnosis, and Management.

Dr Laragh earned his Medical Degree from Cornell University Medical College in 1948. He is married to his long time collaborator, Dr Jean Sealey, the distinguished biochemist. They spend leisure time at their homes in Florida and Southampton, New York.

                                                        Page 5 of 41 Total Pages

Jeremiah Stamler, MD
Jeremiah Stamler, MD, is an Emeritus Professor and Lecturer in the Department of Preventive Medicine at Northwestern University's Feinberg School of Medicine in Chicago. Dr Stamler served as the first Chair of the Department of Preventive Medicine at Northwestern University School of Medicine (1972-1986), held the distinguished position of Dingman Professor of Cardiology at the Medical School (1973-1990) and served as the Chairman of the Department of Community Health and Preventive Medicine at Northwestern Memorial Hospital (1973-1985).

Dr Stamler has been honored with several prominent awards, including the Distinguished Service Award from the American College of Cardiology (1985), the American Heart Association's Gold Heart Award (1992), and the David E. Rogers Award from the Association of American Medical Colleges (2000). In addition, he has published over 1000 articles in such leading journals as Circulation and Hypertension.

Dr Stamler earned his Medical Degree from State University of New York, Downstate Medical Center (Long Island College of Medicine) in 1943 and his undergraduate degree from Columbia University in 1940. He was married to the late Rose Stamler, internationally renowned researcher in cardiovascular epidemiology and prevention.


                                      # # #

                                                        Page 6 of 41 Total Pages

                                                              [CIBA VISION LOGO]


News Release

                                                         CIBA Vision Corporation
                                                       11460 Johns Creek Parkway
                                                          Duluth, GA  30097-1556



FOR MORE INFORMATION:
Kristie Madara (678) 415-3367
Kristie.madara@cibavision.novartis.com



Federal District Court Rules in Favor of Wesley Jessen, Grants Injunction in Patent Infringement Case Filed Against Bausch & Lomb

Action Enjoins Sale of PureVision(TM) Contact Lenses

ATLANTA, June 26, 2002 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), announced today that the United States District Court for the District of Delaware ruled in favor of the company's wholly-owned subsidiary, Wesley Jessen Corporation, in a patent infringement lawsuit filed against Bausch & Lomb (NYSE: BOL).

The lawsuit, which was filed on May 3, 2001, claimed that Bausch & Lomb's PureVision product infringes Wesley Jessen's U.S. Patent No. 4,711,943, issued to Thomas Harvey III (the Harvey patent), which covers various silicone hydrogel materials for contact lenses.

The Court ruled in favor of Wesley Jessen and affirmed that the patent is valid, enforceable and infringed. The Court ordered Bausch & Lomb to discontinue the manufacture and sale of its PureVision contact lenses effective immediately in the United States. Bausch & Lomb cannot resume manufacture or sale of the product within the Unites States at least until 2005 when the Harvey patent expires.

Currently, PureVision lenses are only manufactured in the United States, which means Bausch & Lomb's ability to supply this product to its international markets may be affected.

-MORE-
"This is the outcome we expected," said Scott Meece, vice president and general counsel for CIBA Vision. "We were quite confident in the validity of this patent and the infringement by Bausch & Lomb and are extremely pleased with the speed with which this case was heard and resolved." In addition to this lawsuit filed on behalf of Wesley Jessen, CIBA Vision has had litigation pending against Bausch & Lomb since 1999 for infringement of four U.S. patents that protect its

                                                        Page 7 of 41 Total Pages
breakthrough Focus(R) NIGHT & DAY(TM) technology, which allows 30 nights of continuous wear. The cases in the U.S. were initially delayed because of Bausch & Lomb's attempts to invalidate CIBA Vision's patents in four reexamination proceedings before the United States Patent & Trademark Office (USPTO). After Bausch & Lomb exhausted all options with the USPTO, all four patents were issued again in November 2000, confirming the patents' validity and illustrating the pioneering nature of CIBA Vision's inventions. CIBA Vision has also initiated litigation against Bausch & Lomb in several other countries. If CIBA Vision prevails in the U.S. case, Bausch & Lomb's PureVision lenses will remain off the market until at least 2014.

"We are just as confident that we will prevail in our remaining patent infringement cases against Bausch & Lomb," added Meece. "We are eager to go to trial with our suits in the U.S., Australia and Germany, and to continue to protect CIBA Vision's breakthrough inventions."

With worldwide headquarters in Atlanta, CIBA Vision is a global leader in research, development and manufacturing of optical and ophthalmic products and services, including contact lenses, lens care products and ophthalmic surgical products. CIBA Vision products are available in more than 70 countries. For more information, visit the CIBA Vision web site at www.cibavision.com.

CIBA Vision is the eye care unit of Novartis AG (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye care and animal health. In 2001, the Group's ongoing businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in more than 140 countries around the world. For further information, please consult www.novartis.com.


Forward-Looking Statement
The foregoing statement contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. The statement references patent litigation filed by CIBA Vision and our views on the nature and likelihood of success of that litigation. The statement reflects the view of the Company as of today. It is impossible to predict with certainty the outcome of patent litigation and the risks presented thereby. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those described herein as anticipated, believed or expected.


                                      # # #

                                                        Page 8 of 41 Total Pages

[NOVARTIS LOGO]                                       Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


Lescol(R) shown to reduce risk of serious cardiac events following surgery to open constricted coronary arteries

Journal of the American Medical Association publishes landmark trial findings

Basel, Switzerland, 25 June, 2002 - Treatment with the cholesterol-lowering medication Lescol(R) 80 mg (fluvastatin sodium), routinely initiated shortly after a first angioplasty(a procedure to clear narrowed arteries), significantly reduced the chances of a second serious cardiac event by 22% - even in patients with normal cholesterol levels, according to the results of the landmark Lescol Intervention Prevention Study (LIPS) published in today's edition of the Journal of the American Medical Association (JAMA).The results of LIPS, which was the first prospective statin study in this setting, may have major implications for the 1.8 million patients annually who undergo angioplasty procedures(i). Novartis plans to use the LIPS findings to broaden the indication for Lescol.

LIPS provides us with the scientific foundation to change the way we treat patients who undergo percutaneous coronary intervention (PCI), such as angioplasty or other similar procedures," commented lead author and principal investigator Patrick Serruys, MD, PhD, Professor of Interventional Cardiology at Erasmus Medical Centre, University Hospital, Rotterdam, The Netherlands.(ii) "The study supports early intervention with fluvastatin in post-PCI patients, regardless of cholesterol levels, to help prevent fatal and non fatal cardiac events such as heart attacks and coronary surgery."

LIPS demonstrated that, in every 19 people treated for four years, that Lescol prevented one fatal or non-fatal major adverse cardiac event. The study population had an average LDL cholesterol level of 132 mg/dL [3.4 mmol/L], at entry. Hence, half of the patients had a baseline cholesterol level within the normal range. The risk reduction following Lescol therapy was similar irrespective of baseline cholesterol levels. Because of this, the authors concluded that statin therapy after PCI should be based on an overall risk assessment of the patient, and not just baseline cholesterol levels.

LIPS is the first prospective, randomised, placebo-controlled trial to evaluate the effects of a statin - specifically Lescol - exclusively in patients who have had a first PCI. These patients represent a population with early-stage coronary heart disease, who are at high risk of a second major adverse cardiac event. While 90% of the 1.8 million patients who undergo PCI have immediate improvement in chest pain (angina), 66% of patients die or have a cardiac event within 10 years after surgery.(2)

                                                        Page 9 of 41 Total Pages

LIPS involved 1677 patients recruited from 57 centres in 10 countries (Europe, Canada and Brazil) for four years. The study examined the time to first major adverse cardiac event, following a first PCI. Major adverse cardiac events were defined as cardiac death, nonfatal heart attack, coronary artery bypass grafting or repeat PCI. Patients were randomised to receive either Lescol 80 mg/day (40 mg twice daily) or placebo before hospital discharge after their first PCI coronary surgical procedure.(1)

The study demonstrated that Lescol 80mg (40mg twice daily) significantly reduced the risk of major adverse cardiac events by 22%, as compared with placebo (p=0.01).(2) In addition, in certain high-risk patients, the benefits of Lescol were even more profound. Patients with diabetes, experienced a 47% reduction in the risk of a serious cardiac event,(2) as compared with placebo (p=0.04). The study also found high-risk patients with multi-vessel disease, experienced a 34% reduction in the risk of a major cardiac event, when compared with placebo (p=0.01).(2) Patients with or without a stent, experienced similar benefits when taking Lescol therapy.2 Of the patients treated with Lescol, those with unstable angina experienced a greater risk reduction than those with stable angina (28% versus 20%, respectively). Levels of harmful LDL cholesterol were significantly reduced with Lescol to mean levels below 100 mg/dL (2.6 mmol/L) throughout the course of the study. The LIPS data thus support the National Cholesterol Education Program Adult Treatment Panel III guidelines to lower LDL cholesterol to below the target level of 100 mg/dL (2.6 mmol/L) in all patients after a PCI.(2)

The data also underscored the excellent safety profile of Lescol: there were no significant elevations of creatine phosphokinase (CPK) above 10x ULN over the three to four years of follow up. Elevated CPK is an indication of muscle breakdown and is a potential side effect of statin therapies. These safety data match those from a recent analysis involving more than 9000 patients of all randomised, controlled clinical trials with Lescol/ Lescol XL(R) administered as monotherapy, in which the rate of clinically relevant CPK elevations was not significantly different at any Lescol dose than in patients receiving placebo.(3)

Novartis introduced Lescol extended-release, once-daily 80 mg formulation in 2000 (Lescol XL), which has been shown in trials to provide effective lipid management, with reductions of 38% in harmful LDL-cholesterol, up to 31% in triglycerides and increases of up to 21% in favorable HDL-cholesterol.(4)

This release contains certain "forward-looking statements", relating to the business of Novartis, which can be identified by the use of forward-looking terminology such as "may have major implications", "plans to use", "excellent safety profile", "provide effective lipid management"or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned data will result in the commercialisation or continued commercialisation or broadening of approved indication for Lescol in any market. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

                                                       Page 10 of 41 Total Pages

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


--------------------

1 Ruygrok PN, de Jaegere PT, van Domburg RT, et al. Clinical outcome 10 years after attempted percutaneous transluminal coronary angioplasty in 856 patients. J Am Coll Cardiol 1996;27:1669-77.

2 Patrick WJC Serruys, MD, PhD, et al. Fluvastatin for Prevention of Cardiac Events Following Successful First Percutaneous Coronary Intervention. Draft Manuscript. JAMA. June 26, 2002.

3 Benghozi et al. Frequency of creatinine kinase elevation during treatment with fluvastatin. Am J Card 2002, Jan 15.

4    Ballantyne et al. Efficacy and Tolerability of Fluvastatin
     Extended-Releases Delivery System: A Pooled Analysis. Clinical Therapeutics 2001, No 2, Vol 23, p177-192.


                                      # # #

                                                       Page 11 of 41 Total Pages

[NOVARTIS LOGO]                                      Novartis Ophthalmics, Inc.
                                                     Media Relations
                                                     11695 Johns Creek Parkway
                                                     Duluth, Georgia 30097
                                                     USA

                                                     Tel 770-905-1020
                                                     Fax
                                                     E-mail: jan.mcclure
                                                     @pharma.novartis.com

MEDIA RELEASE

Novartis Ophthalmics teams with Carter Center to fight painful, blinding diseases


Atlanta, 19 June 2002 - Novartis Ophthalmics, North America, today announced a pilot program to aid former President Jimmy Carter and The Carter Center in their work to prevent trachoma, a chronic bacterial infection that is the world's leading cause of preventable blindness, and river blindness, caused by a parasite transmitted by the bite of black flies.

In addition to a $50,000 donation to the Carter Center to fight blindness, Novartis Ophthalmics will donate supplies of Eye Scrub(R) cleanser, currently being used during and after trachoma surgeries in a pilot program in Ethiopia. The inflammation of trachoma leads to trichiasis, or in-turned eyelashes, which painfully abrade patients' corneas. If trichiasis is not surgically corrected, the disease leads to permanent blindness. The World Health Organization (WHO) estimates that trachoma already has blinded, or severely disabled 6 million people.

146 million people worldwide need medical treatment for trachoma, which flourishes where hygiene is poor. WHO and partner organizations have developed a strategy called SAFE (Surgery, Antibiotics, Face washing, Environmental hygiene) to combat the disease.

"In areas with limited access to clean, safe water, post-operative complications are common. Eye Scrub could improve the outcome of eye surgeries for the neediest patients," said Dan Myers, president of Novartis Ophthalmics. "These surgeries are done not only to save villagers from going blind, but also to end the painful irritation of trichiasis. Sterile equipment and supplies are limited in these countries. Eye Scrub is packaged as a sterile, individually wrapped pad that does not require water."

Novartis Ophthalmics, North America, which is based in Atlanta, will announce the pilot program at a dinner on Wednesday, June 19, at The Carter Center honoring President and Mrs. Carter and their commitment to vision-related health projects around the world. During the evening, President Carter will give Atlanta's leading ophthalmologists an overview of the Carter Center's health projects as well as an update on health conditions in Cuba, where he recently traveled.

                                                       Page 12 of 41 Total Pages

"Due to the efforts of President and Mrs. Carter, The Carter Center is a `light of hope' beaming throughout the world for millions of impoverished people," Myers said. "Novartis Ophthalmics is very pleased to be able to join forces with The Carter Center in helping people retain their sight."

Novartis Ophthalmics, maker of Visudyne(R), Rescula(R), Zaditor(TM) and other ophthalmic pharmaceuticals, is also a partner with Prevent Blindness Georgia in outreach programs to test children for lazy eye and to screen the homeless for eye glasses.

About Novartis Ophthalmics
With worldwide headquarters in Bulach, Switzerland, Novartis Ophthalmics is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of glaucoma, age-related macular degeneration, eye inflammation, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. The North American headquarters is based in Atlanta, Ga. Novartis Ophthalmics has production sites in Switzerland, France and Canada. For more information, please go to the web site www.novartisophthalmics.com/us.

About Novartis
Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult www.novartis.com.

                                      # # #

Contact

Jan McClure, Director,  Corporate Communications, Novartis Ophthalmics

Phone:  +1 770.905.1010
Fax:    +1 770.905.1510
Email:  jan.mcclure@pharma.novartis.com

                                                       Page 13 of 41 Total Pages

[NOVARTIS LOGO]                 Investor Relations    Novartis International AG
                                                      CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com

                         - Investor Relations Release -


Novartis secures first marketing approval for breakthrough asthma drug as Australia approves Xolair(R)

Basel, 18 June 2002 - Novartis has today welcomed a decision by the Therapeutic Goods Administration (TGA) in Australia to approve the new anti-IgE therapy Xolair(R) (omalizumab)* for treating adults and adolescents with moderate allergic asthma. This represents the first marketing approval anywhere in the world so far for Xolair.

The decision comes after the Australian Drug Evaluation Committee agreed that Xolair should be indicated for the management of adult and adolescent patients with moderate allergic asthma who are already being treated with inhaled steroids and have raised levels of serum immunoglobulin E (IgE).

Thomas Ebeling, CEO of Novartis Pharma AG, said: "We are delighted by this approval, which means that asthma patients are a step closer to experiencing the benefits of this new treatment. Xolair seems to offer a unique method to enhance the control of their disease by targeting a root cause of allergic asthma."

Xolair - which was developed under an agreement between Novartis Pharma AG, Genentech, Inc. and Tanox, Inc. - is a monoclonal antibody and the first agent to specifically target IgE. It works by binding to circulating IgE and preventing it from attaching to mast cells. Without IgE bound to mast cells, the presence of an allergen will not cause the release of chemical mediators like histamine and leukotrienes, which lead to the symptoms and inflammation of allergic asthma. Xolair is administered every two to four weeks subcutaneously (i.e. by injection under the skin), at a dose depending on the patient's body weight and IgE level.

Meanwhile, submissions for the approval of Xolair are proceeding in a number of other important markets. In the US, Genentech and Novartis are planning to submit an amendment to the Biologics License Application for Xolair to the Food and Drug Administration in the fourth quarter of 2002. The content of this amendment will address requests for additional information made by the FDA in a Complete Response letter issued in July 2001, and the companies expect that data from ongoing trials will satisfy those requests.

-------------
* In the US: Xolair(TM)(omalizumab)

                                                       Page 14 of 41 Total Pages

The foregoing press release contains forward-looking statements which can be identified by terminology such as "are proceeding", "planning to submit", "will address", "expect that", or similar expressions, or by discussion of potential additional approvals of Xolair. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no certainty that Xolair will be approved in any other market. Management's expectation regarding the commercial potential of Xolair in any market could be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com

                                      # # #

                                                       Page 15 of 41 Total Pages

[NOVARTIS LOGO]                                       Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


Starlix(R) (nateglinide) significantly improves glycaemic control in metformin patients with type 2 diabetes

Starlix(R)as an add-on to metformin significantly reduces HbA1c in a safe and well-tolerated manner

Basel, 17 June 2002 - New data presented today at the American Diabetes Association (ADA) annual meeting in San Francisco suggest that Starlix(R) (nateglinide) improves glycaemic control in a safe and well-tolerated manner in patients whose type 2 diabetes is inadequately controlled by taking metformin alone. These new data, obtained in a real-world setting, are in line with a double-blind clinical study published in May in Diabetes Obesity and Metabolism(1).

The new results are particularly significant because improved glycaemic control, as measured by a reduction of HbA1c levels, may lead to a dramatic lowering of deaths and complications from diabetes. Even a 1% reduction in HbA1c can correlate to a 21% decrease in deaths from diabetes and a 14% decrease in heart attacks(2). Since both fasting and post-meal blood glucose contribute to HbA1c, the combination of metformin (which acts on fasting blood glucose) and Starlix (which acts on post-meal blood glucose), reduces HbA1c more than either agent alone. In the new studies, reductions in HbA1c were even seen in patients who were close to their target blood glucose levels. This suggests that even those metformin patients near to target may benefit from the addition of Starlix to their regimen and the reduced risk of death and complications that is associated with improved glycaemic control.

"This study takes what we know about the efficacy of Starlix in clinical trials to where it matters most - a real-world setting," said Ken Hershon, MD, FACE, FACP, Director of Research, Northshore Diabetes and Endocrine Associates. "Here, we found that nateglinide reduced mealtime glucose spikes and overall blood glucose just as well or even better than it did in controlled clinical trials."

The new US study(3) involved 83 type 2 diabetes patients inadequately controlled on metformin monotherapy (HbA1c 7.0-9.5%). For 12 weeks, these patients took 120 mg nateglinide before meals, in addition to their usual dose of metformin. The results showed that 70% of the patients responded to nateglinide therapy (decrease in HbA1c of at least 0.5%). The mean reduction in HbA1c over the 12 weeks was 0.8%. Plasma glucose two hours after a standard breakfast was reduced by a mean of 2.7 mmol/l. Nateglinide was well-tolerated and hypoglycaemia was confirmed by a low blood glucose level in only three patients (3.6%).

                                                       Page 16 of 41 Total Pages

These clinical data obtained in a real-world setting are in line with the results of a randomised controlled trial1 published in the current issue of Diabetes, Obesity and Metabolism. This trial involved 467 type 2 diabetes patients who were stabilised on high-dose metformin (=>1500 mg/day) and who had an HbA1c of 6.8-11%. Patients were randomised to receive 60 mg nateglinide, 120 mg nateglinide, or placebo before main meals, in addition to taking 2000 mg metformin twice daily, for 24 weeks.

The trial results showed that the addition of Starlix to metformin monotherapy resulted in a significant reduction in HbA1c compared with placebo. At the end of the study HbA1c had been reduced by a mean of 0.6% in patients taking 120 mg nateglinide. Patients with high HbA1c at baseline had the greatest reduction in HbA1c (mean of -1.4%). Starlix was well tolerated with mild cases of hypoglycaemia being the only treatment-related event so far: hypoglycaemia was confirmed in only five patients (3.1%) taking the 120 mg dose and in none of the patients taking the 60 mg dose.

Similar findings were obtained in a study recently performed in clinical practice in the UK.(4) This UK study involved 214 patients whose type 2 diabetes was treated with metformin but poorly controlled (HbA1c 7.2-9.3%). These patients were given an additional 120 mg nateglinide before main meals for 12 weeks. At the end of the study, HbA1c had been reduced by a mean of 0.7% and plasma glucose two hours after a standard breakfast by a mean of 2.4 mmol/l. Starlix was well tolerated in patients, with symptoms suggestive of hypoglycaemia reported in 15% of patients.

The data from these three studies confirm that Starlix is effective and well-tolerated and can bring about a significant reduction in HbA1c in patients who are inadequately controlled on metformin alone. Many type 2 diabetes patients can initially achieve adequate glycaemic control with a single oral anti-diabetic drug like metformin, combined with diet and lifestyle changes. However, as type 2 diabetes progresses, most patients require the addition of a second agent. Starlix is a useful adjunct to metformin monotherapy as it is well-tolerated and has a complementary pharmacological action.

Type 2 diabetes is caused by a combination of reduced insulin secretion and reduced sensitivity of the body's cells to insulin (insulin resistance). Metformin reduces hepatic (liver) glucose production and insulin resistance and acts primarily to reduce fasting blood glucose. In contrast, nateglinide acts primarily on post-prandial blood glucose. When taken before a meal, nateglinide rapidly stimulates a short burst of insulin secretion from pancreatic
(beta)-cells. This restores the early insulin secretion that is lost in people with type 2 diabetes and prevents the post-meal glucose spikes characteristic of the condition. Starlix duration of action is very short, minimizing the risk of severe or long-lasting hypoglycaemia. The combination of metformin and Starlix reduces HbA1c more than either agent alone.

The forgoing press release contains forward-looking statements which can be identified by terminology such as "improves", "suggest that", "improve", "may benefit", "enhances" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialization of any product in any market. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general.

                                                       Page 17 of 41 Total Pages

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com. For further information on type 2 diabetes, visit www.diabetesandhealth.com. Novartis in-licensed nateglinide from Ajinomoto Co., Inc. in 1993.

References

1. Marre M, Van Gaal L, Usadel K-H, Ball M, Whatmough I, Guitard C. Nateglinide improves glycaemic control when added to metformin monotherapy: results of a randomized trial with type 2 diabetes patients. Diabetes, Obesity and Metabolism 2002; 4: 1-10.

2. Stratton IM, Adler AI, Neil AW, Matthews DR, Manley SE, Cull CA, Hadden D, Turner RC, Holman RR. Association of glycaemia with macrovascular and microvascular complications of type 2 diabetes (UKPDS 35): prospective observational study. BMJ 2000; 321: 405-412.

3. Baron M, Mager RR, Vyas KH, Purkayastha DD. Nateglinide (Starlix) effectively lowers HbA1c through reductions in post prandial glucose in subjects with type 2 diabetes mellitus. Abstract presented at ADA Annual Meeting, date, 2002.

4. Weaver JU, Robertson DA, Atkin SL. Nateglinide alone and as add-on therapy to metformin in UK clinical practice: a 12-week study. Diabetic Medicine 2002; 19 (Suppl 2): 112-115.


                                      # # #

                                                       Page 18 of 41 Total Pages

[NOVARTIS LOGO]                Investor Relations    Novartis International AG
                                                     CH-4002 Basel
                                                     Switzerland
                                                     Karen J Huebscher, PH.D.
                                                     Tel +41 61 324 8433
                                                     Nafida Bendali
                                                     Tel +41 61 324 3514
                                                     Sabine Moravi, MBA
                                                     Tel + 41 61 324 8989
                                                     Silke Zenter
                                                     Tel +41 61 324 8612
                                                     Francisco Bouzas
                                                     Tel +41 61 324 8444
                                                     Fax + 41 61 324 8844
                                                     Internet Address:
                                                     http://www.novartis.com

                         - Investor Relations Release -


Data suggest that Prexige(TM)(lumiracoxib), a new COX-2 inhibitor, offers strong efficacy


Latest results additionally confirm Prexige(TM)is well-tolerated with gastrointestinal safety superior to NSAIDs

Basel, 13 June 2002 - Highlights from key Phase II studies presented for the first time at EULAR, the European League Against Rheumatism annual congress, Stockholm, demonstrate that Prexige(TM) (lumiracoxib, COX189), a new innovative investigational COX-2 selective inhibitor, has efficacy equal to the current European "gold standard", diclofenac, in the treatment of patients with arthritis and pain. Additional data presented at EULAR confirm Prexige(TM) is well tolerated, and its gastrointestinal safety profile is superior to non-steroidal anti-inflammatory drugs (NSAIDs) in this patient group. All results to date support the potential use of Prexige(TM) in the treatment of symptoms of arthritis and pain.

NSAIDs are commonly used for treating pain associated with arthritis. However, they are associated with gastrointestinal (GI) ulcers and bleeding, due to non-selective inhibition of cyclooxygenase (COX). The Phase II data with Prexige(TM) shows it to be highly effective in the treatment of the symptoms of arthritis and pain, while demonstrating improvements in safety and tolerability, including GI safety, beyond traditional NSAIDs.

Results of an exploratory analysis of a large multinational study of 583 patients(iii) confirm the clinical relevance of the findings previously presented by Schnitzer, et al.(iv) The assessment of the responder rate of Prexige(TM) in osteoarthritis (OA) pain show that Prexige(TM) at 400mg once daily (od) is highly effective for the treatment of patients with OA. These findings suggest that Prexige(TM) provides the same strong efficacy as high doses of diclofenac (75mg twice a day) in treatment response defined as a 20% reduction in OA pain intensity based on the visual analog scale measure.

Commenting on the results, Jorg Reinhardt, Head of Development, Novartis Pharma AG, said: "These data suggest that Prexige(TM) is a highly efficacious COX-2 selective inhibitor. Prexige(TM) has been shown to be as efficacious as the "gold standard" treatment for arthritis, which is very encouraging news in the development of new treatments in this therapy area."

                                                       Page 19 of 41 Total Pages

A second study, by Codreanu, et al.(v), compared the safety and tolerability of Prexige(TM) to ibuprofen and celecoxib, over 3 months. The study investigated upper gastrointestinal safety and tolerability in 1042 OA patients treated over 13 weeks. The results indicate that at both doses (200 mg od and 400 mg od) Prexige(TM) showed a superior GI safety and tolerability profile compared with ibuprofen. With respect to the occurrence of gastroduodenal ulcers, Prexige(TM) was statistically superior to ibuprofen (p<0.01). The study showed that 15.7% of patients in the ibuprofen group experienced ulcers compared with 4.3% and 4.0% in the Prexige(TM) groups (200 mg od and 400 mg od respectively), which was comparable to the celecoxib group (3.2%) in 1011 patients.

A further set of studies, conducted by Scott, et al.(vi,vii), and one additional study by Rordorf, et al.(viii), investigated the efficacy and safety, and explored the pharmacokinetics and pharmacodynamics of Prexige(TM) at various dosing regimens. Overall, Prexige(TM) was well tolerated and efficacious, and no clinically significant changes in laboratory parameters were noted. In addition, dose frequency did not appear to influence overall pain scores and no effect on platelet aggregation was observed. From these studies, it can be concluded that a single, daily dose of Prexige(TM) at 800 mg (2-4 times the expected therapeutic dose) is safe and well tolerated.

Commenting on the wealth of trial data presented at EULAR, Thomas Ebeling, CEO, Novartis Pharma AG, said, "We are all very excited by the progress made by Prexige(TM) during this clinical trial phase. Our data show we can offer efficacy of the most powerful NSAIDs currently available with superior GI safety."

The foregoing press release contains forward-looking statements that can be identified by terminology such as "suggests that", "showed", "seems superior", "indicate", "should be", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, including the results of clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                       Page 20 of 41 Total Pages

--------------------
1 A Moore, et al., Responder rate of COX189 in osteoarthritis: a multinational study. Abstract 265presented at EULAR, 2002.

1 T Schnitzer, et al., Efficacy and safety of COX189 in osteoarthritis: a multinational study. Abstract 1616 presented at ACR, 2000.

1 C Codreanu, et al., Improved upper gastrointestinal (UGI) safety and tolerability of a new coxib, COX189 compared with ibuprofen in osteoarthritis patients. Abstract 226 presented at EULAR, 2002.

1 G Scott, et al., Pharmacokinetics and pharmacodynamics of COX189 in patients with knee or hip primary osteoarthritis. Abstract 233 presented at EULAR, 2002.

1 G Scott, et al., Dose Escalation study to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of COX189 in healthy subjects. Abstract 300 presented at EULAR, 2002.

1 C Rordorf, et al., Steady state pharmacokinetics, pharmacodynamics, safety and tolerability of COX189 in healthy subjects. Abstract 284 presented at EULAR, 2002.

                                                       Page 21 of 41 Total Pages

[NOVARTIS LOGO]                                       Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


Novartis announces recipients of Diabetes Award

Judging panel praises `outstanding' quality of nominations

Basel, 13 June 2002 - Novartis Pharma AG today announced the recipients of the 2002 Novartis Award in Diabetes. Four awards of USD 25 000 each will be given to clinical investigators judged to have made exceptional contributions to the field of diabetes.

The judging panel, comprised of independent internationally-recognised diabetes experts, selected two recipients in each of the categories: Long-Standing Achievement and Young Investigator.

Professor Eberhard Standl, Chairman of panel, said "we were extremely impressed by the quality of the nominations this year. The recipients have conducted outstanding research, crucial to advancing our knowledge of diabetes. Their contributions have already had and will have a major impact on diabetes treatment and on the quality of life of millions of people around the world whose lives are affected by the disease".

The Long-Standing Achievement Awards will be presented to Professor Sir George Alberti of the UK and Professor Daniel Porte of the USA for their exceptional and sustained achievements in clinical research, education and clinical practice.

o Professor Alberti is President of the International Diabetes Federation and has worked with the World Health Organisation for many years, serving on its Expert Advisory Panel since 1979. He is President of the Royal College of Physicians, Professor of Medicine at the University of Newcastle and Professor of Metabolic Medicine at Imperial College, London. Professor Alberti has devoted many years of his career to the pursuit of raising awareness of diabetes and the need for screening and more aggressive management of the disease.

o Professor Daniel Porte is Professor of Medicine at the University of California School of Medicine, Professor Emeritus of Medicine at the University of Washington School of Medicine and Staff Physician at the VA San Diego Health Care System. Professor Porte's career has spanned more than 30 years of research in diabetes. He has published over 350 professional papers on topics as far-reaching and diverse as insulin action in the central nervous system; beta cell dysfunction and preservation; and the pathophysiology of impaired glucose tolerance.

                                                       Page 22 of 41 Total Pages

The Young Investigator Award recognises innovative patient-oriented research in the fields of physiology, pathophysiology or epidemiology of diabetes and its complications. Awards will be presented to Dr Riccardo Bonadonna of Italy and Dr Kitt Petersen of the USA.

o Dr Riccardo Bonadonna is Assistant Professor at the University of Verona Medical School. Dr. Bonadonna has published over 60 papers on topics such as insulin and its metabolic effects.

o Dr Kitt Petersen is Assistant Professor of Internal Medicine and Assistant Director of the General Clinical Research Center at Yale University School of Medicine. Dr Petersen's work in the broad area of diabetes research has focused on endocrinology, glucose metabolism, and insulin-resistance.

"We, at Novartis, honour this year's recipients for their personal and professional commitment to diabetes," said Dr. James Shannon, Global Head of Clinical Research and Development from Novartis. "We hope that the Novartis Award in Diabetes will continue to inspire researchers from around the world to strive for the highest standards in diabetes treatment and clinical research."

The Award recipients will be honoured at a gala Presentation Dinner at the Hungarian National Gallery, to be held on September 2002, during the EASD in Budapest.

Novartis Commitment to Diabetes
This international award is one of many activities that Novartis is supporting to help increase awareness of and urgency for innovation in diabetes research, education and clinical practice. Novartis is constantly exploring new approaches for the treatment of type 2 diabetes and has recently launched Starlix(R) (nateglinide), a novel insulin secretion agent. Starlix(R) is a derivative of the amino acid D-phenylalanine and restores the physiological insulin secretion pattern lost in people with type 2 diabetes, thereby preventing the mealtime glucose spikes that are believed to increase the risk of long-term complications. Novartis in-licensed nateglinide from Ajinomoto Co., Inc. in 1993.


About Novartis
Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


For further information on the Novartis Award in Diabetes, please visit the Novartis Portal for Type 2 Diabetes www.diabetesandhealth.com.

                                      # # #

                                                       Page 23 of 41 Total Pages

[NOVARTIS LOGO]                                       Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


Estalis(R) HRT patch demonstrates positive effects on sexual functioning in postmenopausal women in comparison with pills

Data also suggest menopausal women prefer patches to pills for the delivery of hormone replacement therapy

Basel, 12 June 2002 - Preliminary study results published at the 10th World Congress on Menopause in Berlin demonstrate that the use of Estalis(R)* continuous, combined matrix HRT patch, has positive effects on psychosexual functioning including mood, libido and orgasms. Endocrine markers were also found to favor positively towards sexual function.

"Female sexual dysfunction - low libido, slow arousal, difficulty in reaching orgasm - is a problem millions of postmenopausal women face and for which there is a lack of treatment options", said Subir Roy MD, Lead Researcher and Professor at the Department of Obstetrics and Gynecology, Keck School of Medicine, University of Southern California, USA. Our preliminary results might be the first step in providing a new solution for post-menopausal women".

The study was designed to compare the effect of continuous transdermal HRT with two different oral HRT formulations on mood and libido in postmenopausal women. Twenty-six women were randomized to an Estalis patch or an HRT pill and assessed using serum endocrine markers and the Derogatis interview for sexual functioning. At the end of the eight week study, the Estalis patch was associated with a increase in ability to have orgasm, intensity of orgasm, ability to have multiple orgasms, sense of control/timing of orgasm and a sense of relaxation and well-being after orgasm, as compared with the two oral therapies (p=0.05). Larger and longer investigations are underway to verify these results.

A second HRT study, presented by Professor James Simon MD (Department of Obstetrics and Gynecology, George Washington University, USA), concluded that menopausal women preferred patches to pills, indicating that long-term compliance may increase with the use of patches.

In the study, women were provided with a placebo patch and a placebo pill for four weeks. Of the 186 participants, 81.2% rated the patch as `excellent', `good' or `very good', whereas 7% gave it a `poor' rating. 37.1% preferred the patch "a lot more" in comparison with 17.2% for the pill.

                                                       Page 24 of 41 Total Pages

*CombiPatch in the U.S.

                                                       Page 25 of 41 Total Pages

Novartis pioneered transdermal hormone replacement therapy in the 1980s to meet the needs of peri- and post-menopausal women requiring relief from menopausal symptoms and protection against osteoporosis. Menopausal symptoms include declining sexual function, hot flushes and night sweats, disturbed sleep, memory loss, as well as the risk for developing osteoporosis later in life. It is estimated that by 2005, 36% of women will be over the age of 50 and have a potential need for alleviation of distressing menopausal symptoms, which compromise their quality of life.

This release contains certain forward looking statements which can be identified by the use of forward looking terminology such as "suggest", "demonstrates/has positive effects", "might be the first step in providing a new solution", "associated with a significant increase' and "may increase", and by any discussions or suggestions regarding potential future sales of Estalis or other Novartis products. Such forward-looking statements involve known and unknown risks, certainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantees that Estalis, or other Novartis products will reach any particular level of sales. Any such sales can be affected by, amongst other things, outcome of further studies, uncertainties relating to regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis AG's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may differ materially from the expected or predicted results.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                       Page 26 of 41 Total Pages

[NOVARTIS LOGO]                                        Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


New data show Glivec(R) as first-line treatment for chronic myeloid leukemia maintains quality of life

o Head-to-head data show Glivec is nearly three times more effective as first-line treatment for CML patients than interferon combination therapy

o Data comparing efficacy and quality of life with Glivec to interferon combination therapy in newly diagnosed patients presented at meeting of European Haematology Association

Basel, 7 June 2002 - Glivec(R) (imatinib)* provides newly diagnosed patients with Philadelphia chromosome-positive chronic myeloid leukemia (CML) in the chronic phase a significantly better quality of life (QoL) than does the commonly used combination of interferon (IFN) plus chemotherapy [cytarabine arabinoside, (Ara-C)], according to data presented at the 7th annual meeting of the European Haematology Association (EHA) in Florence, Italy. The data were derived from an analysis of results from the International Randomized Study of Interferon vs. STI571 (IRIS), a large multicentre trial that demonstrated that Glivec is nearly three times more effective in achieving a cytogenetic response in the first-line treatment of newly diagnosed CML patients than the combination therapy. In addition, Glivec significantly delayed the time to progression to the more advanced stages of CML compared to IFN/Ara-C. These data also were presented today at the EHA meeting.

"The ability to maintain a patient's quality of life is a critically important factor in selecting any cancer therapy," said Elizabeth Hahn, Director of Biostatistics at the Centre on Outcomes, Research and Education, Evanston Northwestern Healthcare, Evanston, Illinois. "In an early analysis, the IRIS study has shown that at the 12-month checkpoint, Glivec is significantly more effective than the combination of IFN and Ara-C in patients with newly diagnosed CML. These quality of life data demonstrate that Glivec offers an important added benefit by enabling treatment of patients without significantly impairing their lifestyles. And, a good quality of life suggests that patients are likely to stay on treatment."

The quality of life assessment was based on the Functional Assessment of Cancer Therapy--Biologic Response Modifiers (FACT-BRM) scale, a standardized QoL questionnaire that evaluates physical, functional, social/family and emotional well-being. The difference in quality of life was evident within one month after start of treatment, during which patients on Glivec consistently scored higher than those on the combination therapy.

                                                       Page 27 of 41 Total Pages

Clinical Data
The QoL study was part of IRIS, an open-label, Phase III trial that enrolled 1,106 patients in 177 centres in 16 countries. One study arm received Glivec at 400 mg/day by mouth; the other arm received the combination of IFN by subcutaneous injection at 5 million IU/m2/day plus Ara-C 20 mg/m2/day by intravenous infusion for 10 days each month. In this study, QoL was assessed based on FACT-BRM at the beginning of treatment, and was re-evaluated monthly for the first six months and every three months thereafter. A total of 1,049 patients completed at least one QoL assessment and 885 patients completed at least six assessments: 486 in the Glivec arm and 399 in the IFN/Ara-C arm. The average composite scores (Trial Outcome Index [TOI], measured from 0-108 highest
QoL) at 12 months were 84.3 for Glivec and 67.1 for IFN/Ara-C, a statistically significant difference of 17.2 (p<0.001). These findings are clinically relevant, having substantial impact on the future course of the disease. Patients in the Glivec group were able to maintain their quality of life, whereas those in the IFN/Ara-C group experienced a decline in QoL that was evident within the first month of treatment.

The early results of the IRIS study also were presented at the EHA meeting. The study suggested that Glivec was significantly more effective than the combination therapy in achieving a cytogenetic response in the first-line treatment of patients newly diagnosed with chronic phase CML. Complete cytogenetic response, the elimination of the Philadelphia chromosome, is regarded as the ultimate goal of CML treatment. The results presented were based on data collected up to 12 months after the last patient was randomized; the median follow-up was 14 months. The results showed that patients had achieved major and complete cytogenetic responses of 84% and 69% (Ph<35%), compared with patients in the IFN/Ara-C arm, who experienced major and complete cytogenetic responses of 30% and 11.5%. The complete haematologic response rates were 96% for the Glivec arm and 67% of the IFN/Ara-C arm.

"Both the IRIS data and the quality of life findings strongly support the use of Glivec early in the course of CML," said Francois Guilhot, MD, Head of the Department of Oncology, Haematology and Cell Therapy at Jean Bernard Hospital, Poitiers, France. "These data provide very encouraging news to patients and physicians alike. "

Last January, based on a review of the six-month positive results for Glivec, an Independent Data Monitoring Board (IDMB) requested a change in the study protocol that enabled patients receiving IFN/Ara-C to switch to Glivec if they had not achieved a major cytogenetic response after one year of the combination therapy.

At the time of this analysis, fewer than 1% of Glivec-treated patients crossed over to the IFN/Ara-C therapy, compared with 39% of IFN/Ara-C-treated patients who crossed over to Glivec due to insufficient efficacy or intolerance.

In the IRIS study, the safety profile with Glivec was similar to that of previous Phase II studies, and was superior to that of the IFN/Ara-C combination regimen. The most frequent adverse events with Glivec were mild to moderate superficial oedemas, muscle cramps, skin rash and nausea. The most frequent adverse events with IFN/Ara-C were nausea, fatigue, headache and diarrhea. In the Glivec arm, only 2% and 0.7% of patients discontinued from the study or crossed over the control arm for safety reasons, respectively. In contrast, in the IFN/Ara-C arm, 6% and 23% of patients discontinued from the study or crossed over for safety reasons, respectively.

                                                       Page 28 of 41 Total Pages

About Glivec
Glivec is one of the first oncology drugs that validate rational drug design based on an understanding of how some cancer cells work. It is a signal transduction inhibitor, which potentially interferes with the pathways that signal the growth of tumor cells. It works by inhibiting the Philadelphia chromosome, the abnormality that characterizes CML in most patients. To date, Novartis has received marketing clearance for Glivec for the CML indication worldwide.

In most countries where Glivec is approved, it is indicated for the treatment of patients with Philadelphia chromosome-positive CML in blast crisis, accelerated phase, or in chronic phase after failure of interferon-alpha therapy.

In February 2002, Glivec received approval from the US Food and Drug Administration (FDA) for the treatment of patients with Kit (CD 117) positive unresectable (inoperable) and/or metastatic malignant gastrointestinal stromal tumors (GISTs). Three months later, on 24 May 2002, Glivec received approval for the GIST indication in the European Union. Glivec also is approved for the GIST indication in Switzerland, where it was approved on 9 April 2002.

Contraindications and Adverse Events
In the second-line treatment of CML patients, the majority of patients treated with Glivec experienced adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 2% of patients in chronic phase, 3% in accelerated phase and 5% in blast crisis. The most common side effects included nausea, fluid retention, vomiting, diarrhoea, haemorrhage, muscle cramps, skin rash, fatigue, headache, dyspepsia and dyspnoea, as well as neutropenia and thrombocytopenia.

The foregoing release contains forward-looking statements that can be identified by terminology such as "significantly more effective, " "significantly better, " "suggests" and "important added benefit" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the FDA's further requirements is not guaranteed and management's expectations regarding further commercialization of Glivec could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                       Page 29 of 41 Total Pages

Additional information can be found at www.novartisoncology.com and at www.novartisoncologyvpo.com.

                                                       Page 30 of 41 Total Pages

[NOVARTIS LOGO]                               Novartis Pharmaceuticals
                                              Corporation
                                              One Health Plaza
                                              East Hanover, NJ 07936-1080
                                              USA

                                              Tel  +1- 973 781 8300
                                              Internet Address:
                                              http://www.pharma.us.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


FDA grants marketing clearance for Ritalin(R) LA, a once-daily formulation of Ritalin(R) for ADHD that lasts through the entire school day


East Hanover, NJ, Dublin, Ireland, Warren, NJ, 6 June 2002 - Novartis Pharmaceuticals Corporation (NYSE: NVS), Elan Corporation, plc (NYSE: ELN) ("Elan"), and Celgene Corporation (Nasdaq: CELG) announced today that the US Food and Drug Administration (FDA) has granted marketing clearance for Ritalin(R) LA (methylphenidate HCl) extended-release capsules for the treatment of Attention-Deficit/Hyperactivity Disorder (ADHD). Ritalin LA, a new once-daily formulation of Ritalin(R) (methylphenidate HCl), eliminates the need for a mid-day dose during school. Ritalin LA uses SODASTM technology*, a proprietary drug delivery technology of Elan. The medication is available in 20, 30 and 40 mg beaded capsules for oral administration.

"Ritalin LA represents an important advance in the treatment of ADHD," said Thomas Spencer, M.D., Associate Professor of Psychiatry, Harvard Medical School and Assistant Director of the Pediatric Psychopharmacology Research Program at Massachusetts General Hospital. "It provides the rapid onset, and the proven safety and efficacy of Ritalin in one, single morning dose. Ritalin LA is effective in treating ADHD symptoms throughout the school day, eliminating the need for children to take their medication while in school."

Each bead-filled capsule of Ritalin LA provides an immediate release of Ritalin for rapid onset of action, and a second release of the medication approximately four hours after administration. The bimodal release formulation of Ritalin LA provides two peak concentrations of medication, mimicking twice-daily administration of Ritalin, but with less fluctuation. Ritalin LA provides the same rapid onset as Ritalin and its efficacy lasts throughout the school day. Ritalin LA may be swallowed as whole capsules, or, for children who have difficulty swallowing, it may be administered by sprinkling the beaded contents on applesauce.

A double-blind, placebo-controlled study involving 134 patients, aged 6 to 12 years, demonstrated Ritalin LA to be effective in treating ADHD symptoms. In this study, in which efficacy was evaluated by examining presence of ADHD symptoms in home and school settings, Ritalin LA was administered once-daily at individually titrated doses ranging from 10-40 mg/day for up to two weeks. Efficacy was measured by the change from baseline in the Conners ADHD/DSM-IV total subscale for teachers (CADS-T), a validated tool for the assessment of ADHD symptoms by teachers. Results of the analysis demonstrated that Ritalin LA was statistically superior to placebo in managing ADHD symptoms, including symptoms of inattention and hyperactivity.

                                                       Page 31 of 41 Total Pages

Ritalin LA was proven to be safe and well tolerated. In a placebo controlled, double-blind, parallel group study with 134 children, adverse events were reported in 25% of treated patients compared with 24% in the placebo group. The most commonly reported adverse events included anorexia, insomnia, sore throat, headache and vomiting. Overall discontinuation rates were 1.5% for Ritalin LA and 0% for placebo.

Ritalin LA is contraindicated in patients known to be hypersensitive to the drug or to Ritalin, in patients with glaucoma, in patients with motor tics, and in patients with a family history or diagnosis of Tourette's syndrome. In addition, Ritalin LA is contraindicated during treatment with monoamine oxidase inhibitors and should not be taken until at least 14 days after discontinuation of a monoamine oxidase inhibitor. Ritalin LA should be given cautiously to patients with a history of drug dependence or alcoholism.

ADHD is a neurobiologic disorder that interferes with an individual's ability to regulate activity level and behavior, and sustain focus in developmentally appropriate ways. It is the most studied childhood psychiatric disorder and is supported by a substantial body of scientific evidence. Scientific research indicates that ADHD may be related to disturbances in certain neurotransmitters in the brain. Novartis supports only the proper diagnosis and treatment of ADHD. Recognizing that no single treatment is perfect for everyone, Ritalin LA is recommended as part of a comprehensive treatment regimen including behavior modification and counseling.

Ritalin LA was developed by Elan's drug delivery division and will be supplied to Novartis under an exclusive worldwide royalty and manufacturing agreement between the companies. Novartis Pharmaceuticals Corporation has commercialization rights to Ritalin LA in the US

Ritalin LA joins the Novartis ADHD product portfolio, which includes Ritalin, Ritalin SR, and Focalin(TM) (dexmethylphenidate HCl). Celgene Corporation of Warren, New Jersey granted Novartis Pharma AG an exclusive worldwide (excluding Canada) license covering its intellectual property rights associated with Ritalin LA as well as Focalin. Pursuant to an agreement between Novartis Pharma AG and Novartis Pharmaceuticals Corporation, Novartis Pharmaceuticals Corporation markets Focalin in the US

The foregoing press release contains forward-looking statements that can be identified by forward-looking terminology such as, "new", "important advance", "to offer" or similar expressions. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. In particular, management's expectation regarding the commercialization of Ritalin LA could be affected by amongst other things, results from future clinical trials, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein anticipated, believed, estimated or expected.

Novartis Pharmaceuticals Corporation researches, develops, manufacturers and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. The company's mission is to improve people's lives by pioneering novel healthcare solutions.

                                                       Page 32 of 41 Total Pages

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD
19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland and in the US Elan is focused on the marketing of therapeutic products and services in neurology, pain management, infectious disease, dermatology, oncology and the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges. For further information, please feel free to visit the Company's Web site at http://www.elan.com.

Celgene Corporation, headquartered in Warren, New Jersey, is an independent biopharmaceutical company engaged primarily in the discovery, development and commercialization of orally administered small molecule drugs for the treatment of cancer and inflammatory diseases through gene regulation. Please feel free to visit the Company's Web site at http://www.celgene.com.

*SODAS(TM) is a trademark of Elan Corporation, plc.

                                      # # #

For complete prescribing information, please contact Gina Moran or Denise Brashear of Novartis Pharmaceuticals at ++1- 973-781-8300.

Contact:
Regina Moran                                Denise Brashear
Novartis Pharmaceuticals Corporation        Novartis Pharmaceuticals Corporation
++1-973-781-5567                            ++1-973-781-7336
regina.moran@pharma.novartis.com            denise.brashear@pharma.novartis.com

Robert Hugin                                Emer Reynolds
Celgene Corporation                         Elan Corporation, plc
++1-732-271-4102                            ++1-353-1-709-4000
rhugin@celgene.com                          emer.reynolds@elan.com

Jack Howarth
Elan Corporation, plc
++1-212-407-5740
jack.howarth@elan.com

                                                       Page 33 of 41 Total Pages

[NOVARTIS LOGO]                             Novartis Pharmaceuticals Corporation
                                            One Health Plaza
                                            East Hanover, NJ 07936-1080
                                            USA

                                            Tel    +1-973 781 8300
                                            Internet Address:
                                            http://www.pharma.us.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


Novartis launches new educational ADHD web site


"ADHDinfo.com" offers parents, school personnel and healthcare providers reliable information, resources and support about ADHD

East Hanover, NJ, 4 June 2002 - Novartis Pharmaceuticals Corporation announced today the availability of a new Attention-Deficit/Hyperactivity Disorder (ADHD) online resource designed to provide reliable educational information about ADHD to parents and healthcare professionals. The Web site, www.adhdinfo.com, was previewed at the American Psychiatric Association (APA) 155th Annual Meeting in Philadelphia, Pennsylvania in May.

"This valuable new resource provides families and healthcare professionals with practical information about approaches to ADHD management and serves as an important source for reliable information and support," said Timothy Wilens, M.D., Associate Professor of Psychiatry, Harvard Medical School.

ADHDinfo.com is divided into 4 primary sections:

   o Parents & Caregivers - provides information to help parents better understand ADHD as well as tips and tools for helping children and teens with ADHD cope in school and at home.
   o School Personnel - outlines special educational considerations for children with ADHD and discusses ways teachers and other school personnel can work with parents to help children and teens with the disorder.
   o Healthcare Providers - offers information about diagnosis and treatment of ADHD as well as resources to learn up-to-date scientific information, such as symposia schedules and listings of related journal publications.
   o S.T.A.R.T. Now - offers information about a new program called Straight Talk About Responsible Treatment (S.T.A.R.T.) Now. The S.T.A.R.T. Now program is designed to educate teens with ADHD, their parents and school officials about appropriate use of stimulant medications in the treatment of ADHD.

"Education about ADHD plays a vital role in the overall comprehensive care of this disorder," said Larry Perlow, M.D., Senior Vice President and General Manager, Novartis Pharmaceuticals Corporation. "That's why Novartis has made available this online resource to health care providers and families touched by ADHD."

                                                       Page 34 of 41 Total Pages

ADHD is a neurobiologic disorder that interferes with an individual's ability to regulate activity level and behavior, and sustain focus in developmentally appropriate ways. It is the most studied childhood psychiatric disorder and is supported by a substantial body of scientific evidence. Scientific research indicates that ADHD may be related to disturbances in certain neurotransmitters in the brain. Novartis supports only the proper diagnosis and treatment of ADHD.

The Novartis ADHD product portfolio includes Ritalin(R) (methylphenidate), Ritalin SR, and Focalin(TM) (dexmethylphenidate HCl), a refined formulation of Ritalin. Celgene Corporation (Nasdaq: CELG) of Warren, New Jersey, granted Novartis Pharma AG an exclusive worldwide (excluding Canada) license covering its intellectual property rights associated with Focalin as well as Ritalin LA, a once-daily form of Ritalin that is currently under review at the Food and Drug Administration (FDA). Pursuant to an agreement between Novartis Pharma AG and Novartis Pharmaceuticals Corporation, Novartis Pharmaceuticals Corporation markets Focalin in the U.S.

In addition, Novartis Pharmaceuticals Corporation received an approvable letter from the FDA for Ritalin LA in October 2001. Ritalin LA was developed by Elan Corporation, plc's drug delivery division and will be supplied to Novartis under an exclusive worldwide royalty and manufacturing agreement between the companies. Novartis Pharmaceuticals Corporation has commercialization rights to Ritalin LA in the U.S.

Novartis Pharmaceuticals Corporation researches, develops, manufacturers and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. The company's mission is to improve people's lives by pioneering novel healthcare solutions.

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD
19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information. For further information please consult http://www.pharma.us.novartis.com or http://www.novartis.com.

                                      # # #

Contact:
Regina Moran                                Denise Brashear
Novartis Pharmaceuticals Corporation        Novartis Pharmaceuticals Corporation
973-781-5567                                973-781-7336
regina.moran@pharma.novartis.com            denise.brashear@pharma.novartis.com

- OR -
Julie Bane
Feinstein Kean Healthcare
617-761-6762
jbane@fkhealth.com

                                                       Page 35 of 41 Total Pages

[NOVARTIS LOGO]                            Novartis Pharmaceuticals Corporation
                                           One Health Plaza
                                           East Hanover, NJ 07936-1080
                                           USA

                                           Tel    +1-973 781 8300
                                           Internet Address:
                                           http://www.pharma.us.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis introduces S.T.A.R.T. (Straight Talk About Responsible Treatment) Now program to educate about appropriate use of ADHD medications


For free educational brochures, people can call toll-free 1-888-NOW-NOVA or visit http://www.ADHDinfo.com

East Hanover, NJ, 4 June 2002 - Novartis Pharmaceuticals Corporation today announced a new program designed to educate teens, parents and school officials about appropriate use of stimulant medications in the treatment of Attention-Deficit/Hyperactivity Disorder (ADHD). The program, called Straight Talk About Responsible Treatment (S.T.A.R.T.) Now, launches with a brochure series and web site designed to help ensure that ADHD medications are only taken as prescribed by qualified healthcare providers.

The S.T.A.R.T. Now program contains information for children who have been diagnosed with ADHD and who have been prescribed a stimulant medication as part of their treatment plan, their parents, and school personnel involved in administering medications at school. The brochures will be disseminated through the National Association of School Nurses (NASN) and the content will be available on the Internet at http://www.adhdinfo.com, Novartis' online resource for ADHD information. People can also call toll-free 1-888-NOW-NOVA to request a free copy of one or more of the brochures.

"The S.T.A.R.T. Now program provides valuable information about how to use and store stimulant medications safely and correctly," said Judith Robinson, Executive Director, National Association of School Nurses. "It is extremely important to take steps towards ensuring appropriate use of any medication, especially those that are sometimes administered in school. That is why we're so pleased to be a part of this initiative."

S.T.A.R.T. Now was developed in consultation with the following organizations*:
o    The Drug Enforcement Administration (DEA)
o    The National Association of School Nurses (NASN)
o    The National Council for Patient Information and Education (NCPIE)
o    The National Institute on Drug Abuse (NIDA)
o    The National Institute of Mental Health (NIMH)

                                                       Page 36 of 41 Total Pages

Stimulant medications are the most commonly prescribed treatment for ADHD and are successful in treating symptoms in up to 90% of patients. Research suggests that stimulants such as Ritalin enhance nerve-to-nerve communication in people with ADHD by blocking the reuptake of the neurotransmitters, thereby making more neurotransmitters available to boost the "signal" between neurons.

"As with all prescription medications, medications for ADHD must be taken only as prescribed and handled appropriately. In order for this to happen, people need to be equipped with easy-to-understand, reliable information about the medications they are taking," said Larry Perlow, M.D., Senior Vice President and General Manager, Commercial Operations, Novartis Pharmaceuticals Corporation. "We are proud to offer S.T.A.R.T. Now and hope that in so doing, we're supplying families with the information they need to get the best care possible."

ADHD is a neurobiologic disorder that interferes with an individual's ability to regulate activity level and behavior, and sustain focus in developmentally appropriate ways. It is the most studied childhood psychiatric disorder and is supported by a substantial body of scientific evidence. Scientific research indicates that ADHD may be related to disturbances in certain neurotransmitters in the brain. Novartis supports only the proper diagnosis and treatment of ADHD. The Novartis ADHD product portfolio includes Ritalin(R) (methylphenidate), Ritalin SR, and Focalin(TM) (dexmethylpenidate HCl). Celgene Corporation (Nasdaq: CELG) of Warren, New Jersey granted Novartis Pharma AG an exclusive worldwide (excluding Canada) license covering its intellectual property rights associated Focalin as well as Ritalin LA, a once-daily form of Ritalin that is currently under review at the Food and Drug Administration (FDA). Pursuant to an agreement between Novartis Pharma AG and Novartis Pharmaceuticals Corporation, Novartis Pharmaceuticals Corporation markets Focalin in the U.S.

In addition, Novartis Pharmaceuticals Corporation received an approvable letter from the FDA for Ritalin LA in October 2001. Ritalin LA was developed by Elan Corporation plc's drug delivery division and will be supplied to Novartis under an exclusive worldwide royalty and manufacturing agreement between the companies. Novartis Pharmaceuticals Corporation has commercialization rights to Ritalin LA in the U.S.

Novartis Pharmaceuticals Corporation researches, develops, manufacturers and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. The company's mission is to improve people's lives by pioneering novel healthcare solutions.

In keeping with this mission, Novartis Pharmaceuticals Corporation has a long history of supporting education and mental health programs from organizations such as the National Council on Patient Information and Education; the National Alliance for the Mentally Ill; Children and Adults with Attention-Deficit/ Hyperactivity Disorder; and the Lab School of Washington. In an effort to continue to provide innovative solutions to patient information and education, the company has recently partnered with Oscar-winning producer Ann Michaels in the production of Listen to the Children, a documentary film focused on children's mental health within the United States.

                                                       Page 37 of 41 Total Pages

Novartis AG (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.pharma.us.novartis.com or http://www.novartis.com.

NASN is a specialty nursing association dedicated to improving the health and educational success of children and youth by developing and providing leadership to advance school nurse practice and by establishing quality standards that conform to clinical nursing practice standards. With more than 11,000 members, 50 affiliates nationwide and one overseas affiliate; NASN is committed to providing high quality education and resources to keep school nurses informed of the latest trends in school nursing practice. Furthermore, NASN benefits school nurses by speaking as one voice nationally; by increasing the visibility of school nursing; by advocating for minimum levels of preparation; by advocating for manageable nurse to student ratios; and by providing a forum for discussion of school health issues.

    *These organizations do not endorse any particular products or companies.

                                      # # #
Contact:
Regina Moran                                Denise Brashear
Novartis Pharmaceuticals Corporation        Novartis Pharmaceuticals Corporation
973-781-5567                                973-781-7336
regina.moran@pharma.novartis.com            denise.brashear@pharma.novartis.com

- OR -

Julie Bane
Feinstein Kean Healthcare
617-761-6762
jbane@fkhealth.com

                                                       Page 38 of 41 Total Pages
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[NOVARTIS LOGO]                                      Novartis International AG
                                                     Novartis Communications
                                                     CH-4002 Basel
                                                     Switzerland

                                                     Tel +41 61 324 2200
                                                     Fax + 41 61 324 3300
                                                     Internet Address:
                                                     http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG


Novartis awarded 2002 international Galien Prize for innovative cancer therapy, Glivec(R)

After obtaining the national Galien Prize 2002 in six countries, Glivec has now received a supreme award on an international level

Basel, 3 June 2002 - For the first time, Novartis has been awarded the prestigious international Galien Prize for therapeutic innovation. It was awarded to the innovative drug, Glivec(R) (imatinib)*, a molecularly-targeted treatment for certain forms of chronic myeloid leukemia (CML) in cancer patients. Glivec, a signal transduction inhibitor, is one of the first cancer drugs to be developed using rational drug design, based on an understanding of how some cancer cells work. In the past two years, Novartis research was honoured nine** times with Galien Prizes for therapeutic innovation.

According to Dr. Daniel Vasella, Chairman and CEO of Novartis AG, "This prestigious award is a testament to the success of our research and development efforts and the tremendous medical and scientific potential of Glivec. We are pleased that eminent professors from all the partner countries of the Galien Prize have recognised once again this drug which has opened new horizons in oncology."

This award follows on the heels of additional encouraging research results presented at the 2002 meeting of the American Society of Clinical Oncology in Orlando, Florida, USA and the approval of the European Commission for the treatment of patients with Kit (CD 117) positive unresectable (inoperable) and/or metastatic malignant gastrointestinal stromal tumors (GISTs).

The international Galien Prize is awarded every two years. The award recognises innovative therapeutic drugs that have made a substantial improvement in therapy. Drugs that have already won a prize on a national level compete for the international prize. This year, Glivec was awarded with the national Galien Prize in Belgium, Canada, France, Luxembourg, Netherlands and Portugal. The deliberation meeting for the international Galien Prize was held in Madrid, under the aegis of the press group MediMedia Spain. The international jury brought together 13 renowned scientists who represented the national juries. The prize will be awarded in Madrid on 17 October 2002.

Since 1970, Novartis has received 12 national Prix Galien in six countries for the innovative therapies Rimactan(R), Parlodel(R), Sandimmune(R), Sandostatin(R), Simulect(R), Visudyne(R) and recently Glivec(R). Further, research into Glivec has garnered additional prizes including the Bruce F. Cain Award from the American Association for Cancer Research (AACR) on April 9 2002 and the

                                                       Page 39 of 41 Total Pages
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Warren Alpert Foundation Scientific Prize, awarded by Harvard Medical School on
May 2 2002. Both prizes were awarded for the discovery and the preclinical work on Glivec.


Glivec
Glivec targets the activity of a type of enzyme, called tyrosine kinases, which play an important role within certain cancer cells. It works by inhibiting the Philadelphia chromosome, the abnormality that characterises CML in most patients. Additionally, the activity of one of the tyrosine kinases that Glivec has been shown to inhibit, known as c-kit, is thought to drive the growth and division of most gastrointestinal stromal tumors (GISTs). For patients with metastatic or unresectable (inoperable) disease, GISTs represent an incurable malignancy with a median survival of approximately one year. Until now, surgery has been the only effective treatment option for most GISTs, resulting essentially in palliation of the disease.

Glivec was approved in the EU on 7 November 2001 for its initial treatment of Philadelphia chromosome-positive CML in chronic phase after failure of interferon-alpha therapy, or in accelerated phase or blast crisis. To date, Novartis has received marketing clearance for Glivec for the CML indication worldwide. The recent approval in GIST marks the second approval for Glivec within seven months in the EU.

Contraindications and adverse events
The majority of CML-patients treated with Glivec experience adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 2% of patients in chronic phase, 3% in accelerated phase and 5% in blast crisis. The most common side effects included nausea, fluid retention, vomiting, diarrhoea, haemorrhage, muscle cramps, skin rash, fatigue, headache, dyspepsia and dyspnoea, as well as neutropenia and thrombocytopenia.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72, 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

Additional information can be found at www.novartisoncologyvpo.com and at www.novartisoncology.com

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Novartis AG


Date:    July 2, 2002                            By:  /s/ MALCOLM B. CHEETHAM
                                                     ---------------------------

                                         Name:   Malcolm B. Cheetham
                                         Title:  Head Group Financial
                                                 Reporting and Accounting

                                                       Page 41 of 41 Total Pages